**Reliance**
**Industries Limited**

Regd.Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

March 31, 2007

File No.82-3300

**Securities Exchange Commission**
Division of Corporatio[redacted]
Office of International C
450, Fifth Street, N.Y.
**Washington D.C. 20**
**USA**

07022264

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

| Sr No | Requirement under Listing Agreement with domestic Stock Exchanges | Letter dated | Subject matter |
|---|---|---|---|
| 1 | Clause 36 | March 31, 2007 | Media Release issued by the Company titled "RIL-GSPL Sign Pact to Transport Natural Gas" |

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Assistant Vice President
Corporate Secretarial

Encl: a/a

PROC
APR 11 2007
THOMSON FINANCIAL

RECEIVED
2007 APR -5 A 8:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Reliance Industries Limited**

Regd.Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

March 31, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

**Attn: Shri S. Subramanian, DCS-CRD**
**Scrip Code: 500325**
**Fax No.2272 2037 / 2272 3719**

The Manager, Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

**Trading Symbol: 'RELIANCE EQ'**
**Fax No. 2659 8237 / 38**

Dear Sirs,

Sub : Media Release

A Media Release issued by the Company titled "RIL-GSPL Sign Pact to Transport Natural Gas" is attached for your perusal and information.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Assistant Vice President
Corporate Secretarial

Encl : a/a

# Media Release

Reliance

## RIL - GSPL Sign Pact To Transport Natural Gas

Mumbai March 31, 2007: Reliance Industries Limited (RIL) and Gujarat State Petronet Limited (GSPL) today signed a Gas Transportation Agreement to transport 11 MSMCMD of natural gas from Bhadbhut in Bharuch to RIL's Refinery and Petrochemical complex in Jamnagar.

Under this Agreement, RIL has an option to increase the volumes of gas upto 14 MSCMD. RIL would transport portion of its KG Gas from Kakinada through its East West Pipeline and deliver the same to GSPL at Bharuch. For transportation of gas, GSPL would use its existing pipeline and develop new pipelines between Bharuch to Hadala and Rajkot to Jamnagar.

The transportation of gas shall commence in Second Quarter of 2008. The agreement is valid for a period of 15 years from the Start Date.

Similarly, Gujarat State Petroleum Corporation has signed Gas Transportation Agreement with Reliance Gas Transmission and Infrastructure Limited for transportation of 3.5 MSMCMD of natural gas from its largest KG Basin discovery at Kakinada in Andhra Pradesh to Gujarat. As per this agreement, GSPC has an option to increase the volumes of gas upto 11 MSCMD.

For transportation of gas from Kakinada to Gujarat, RGTIL is developing a pipeline between Kakinada and Bharuch.

The transportation of gas shall commence as soon as GSPC starts the production of gas from its KG basin. The agreement is valid for a period of 15 years from the Start Date.

PMS Prasad, President & CEO, Petroleum Business, RIL signed the agreements with the Managing Director of GSPC, D. J. Pandian, IAS, in the presence of Saurabhbhai Patel, Honorable Minister of Energy & Petrochemicals and D. Rajgopalan, IAS, Chairman, GSPC.

**Reliance Industries Limited**

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with turnover of Rs 89,124 crore (US$ 20 billion), cash profit of Rs 13,174 crore (US$ 3 billion), net profit of Rs 9,069 crore (US$ 2 billion), net worth of Rs 49,804 crore (US$ 11 billion) and total assets of Rs 93,095 crore (US$ 20.9 billion).

RIL is the first and only private sector company from India to feature since 2004 *Fortune Global 500* list of 'World's Largest Corporations' and ranks amongst the world's Top 200 companies in terms of profits. RIL emerged in the world's 10 most respected energy/chemicals companies and amongst the top 50 companies that create the most value for their shareholders in a global survey and research conducted by PricewaterhouseCoopers and *Financial Times* in 2004. RIL also features in the *Forbes Global* list of world's 400 best big companies and in *FT Global 500* list of world's largest companies.

END

**Corporate Communications**
Maker Chambers IV
5th Floor, Nariman point
Mumbai 400 021, India
Internet : www.ril.com

Telephone : 2278 5568, 2278 5585
2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd@ril.com